UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 30, 2022

ALR TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	000-30414	88-0225807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7400 Beaufont Springs Drive

Suite 300

Richmond, Virginia 23225

(Address of Principal Executive Offices) (Zip Code)

(804) 554-3500

Registrant’s telephone number, including area code

(Former Name or Former Address

if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ALRT	OTC US

Item 7.01	Regulation FD Disclosure.

On September 30, 2022, ALR Technologies Inc., a Nevada corporation (the “Company”), issued a press release titled “ALR Technologies Announces Update to Singapore Migration Merger and GluCurve Pet CGM Commercialization.”

A copy of this press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Additional Information

This report relates to the pending reincorporation merger involving the Company and ALR Technologies SG Ltd., a Singapore company limited by shares (“ALRT Singapore”). In connection with the pending reincorporation merger, ALRT Singapore filed a Registration Statement on Form F-4 (the “Registration Statement”), which has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes a preliminary information statement of the Company and a prospectus of ALRT Singapore (the “Information Statement/Prospectus”). It is anticipated that the definitive Information Statement/Prospectus will be mailed or otherwise delivered to the Company’s stockholders on or about October 4, 2022. Stockholders are urged to read the Registration Statement and Information Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Stockholders are able to obtain a free copy of the Registration Statement and Information Statement/Prospectus, as well as other filings containing information about the Company and ALRT Singapore, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement and Information Statement/Prospectus and all other relevant documents filed with the SEC in connection with the reincorporation merger can also be obtained, without charge, by directing a request to ALR Technologies Inc., 7400 Beaufont Springs Drive, Suite 300, Richmond, Virginia 23225, Attention: Corporate Secretary.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibit

Number	Description
99.1	Press Release of ALR Technologies Inc. dated September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2022
ALR TECHNOLOGIES INC.

	By:	/s/ Sidney Chan
Sidney Chan
Chairman and CEO